Exhibit 99.3

Red White & Bloom to Acquire

Illinois THC Cultivation Center License and Associated Assets

-One of twenty-one original Illinois issued “super licenses” allowing for 220,000 ft2 of THC cultivation canopy as well as processing and manufacturing of extract-based products.

-A highly-limited licensing framework for the State’s 12.6 million residents and over 117 million annual tourists, which is currently generating yearly sales of US $1.3 billion1, and provides robust economics for the 14 companies currently cultivating cannabis.

-Acquisition comes with an operating 23,572 ft2 grow and manufacturing facility currently selling to the State’s dispensaries as well multiple approved genetics.

TORONTO, December 17, 2020 (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to announce it has signed today a definitive agreement to acquire the issued and outstanding shares of Cannabis Capital Partners Inc. (“CCP”), an arm’s length Ontario special purpose vehicle with rights to concurrently purchase medically and recreationally-approved THC cultivation center licenses in the State of Illinois, a 23,572 ft2 active cultivation and manufacturing operation, the associated inventory, and the real estate assets including 2 acres of land.

The current operation is located in Shelbyville, Illinois and was one of the original 21 medical marijuana cultivation center permits. The entity is currently operated by a not-for-profit entity that employs rehabilitation patients and is in good standing with the Illinois Department of Agriculture, the regulator of Illinois’ cannabis cultivation centers.

Strategic Plan:

After closing of the transactions, and upon approval by the Illinois Department of Agriculture (IDOA), RWB intends to migrate the cultivation licenses to its wholly-owned subsidiary’s (Mid-American Growers Inc.) state-of-the-art 3.6 million square foot cultivation facility in Granville, Illinois. Within the parameters of the cultivation center license, RWB would be permitted to expand the plant canopy to 220,000 ft2, which would translate to roughly 450,000 ft2 of total cannabis operations when including the non-canopy areas as well as processing and manufacturing.

In tandem with cultivation planning, RWB would also have the ability to launch both the Company’s Platinum Vape brand as well as the Company’s exclusively licensed High Times brand throughout the State as the cultivation center license allows for processing of extracts as well as manufacturing of infused goods.

1 November 2020’s combined medical and recreational sales, annualized.

RWB has been cultivating premium CBD and novel cannabinoid flower at the Granville facility for over one year, and the segment of the greenhouse earmarked for the THC operations is near-ready with only minimal retrofits required to convert for THC.

Click here to view a video showcasing RWB’s Granville, IL high-tech greenhouse. (https://youtu.be/_k028Ta3-XY)

In the Community:

The municipal government of Shelbyville, IL have been tremendously supportive of the current operators and the cannabis industry as a whole. RWB’s near-term plans may include transfer of cultivation licenses to its Granville facility, but the current facility could be more aptly repurposed to operate a craft grow license in the near-term while continuing to provide employment and other economic benefits to the Shelbyville employees and community. A craft grow license would allow RWB to offer a top-shelf indoor product to complement their premium greenhouse products, while benefitting more than one community through job creation.

Mid-American Growers, RWB’s wholly-owned Illinois subsidiary, offers internships and job placements though Illinois Valley Community College, highlighting the Company’s unwavering commitment to the State of Illinois and its municipalities.

The third element of RWB’s community first approach in the State is a large commitment to social equity and social equity dispensary operators. The Company intends to offer social equity dispensaries partnership opportunities to ensure they succeed through branding support, High Times store naming rights, and operational and financial assistance.

Economics:

The Company’s management, as well as its PhD level cultivators, have outlined conservative economics for 220,000 ft2 of canopy as follows:

-100,000 lbs. per year (50g./ft x 4.2 harvests/year)

-US $250 million in annual revenue @ $2,500/ lb. – (current market rate = $3,500/lb.)

-< US $500/ lb. total cash costs

-Multiple opportunities for ancillary revenue through derivative products.

Brad Rogers, Chairman & CEO of RWB commented:

“I think for us to enter a state that has a limited license program and has quickly established itself as one of the largest markets by revenue in the US is a watershed moment for our shareholders. We have become familiar with the Illinois market, have a core of skilled employees in our multi- million square foot facility in Granville, and have the rights to High Times branding in Illinois as well as own one of the top selling brands in Platinum Vape, all of which can be leveraged for success in Illinois. I believe that these assets coupled with our commitment to social equity programs and corporate citizenship will provide us with a great opportunity for growth.”

Jeff Field, President of CCP commented:

“We’ve been deeply immersed in the Illinois cannabis program since its inception and are thrilled to have secured this deal with Red White and Bloom in their acquisition of one of the premier cannabis permits in the country.  We were focused on working with only industry-leading cannabis MSO’s whose mission aligned with ours regarding social equity and record expungement.  Their commitment to these initiatives, along with their proven operating team, played a key role in our decision-making.  We look forward to working with RWB on implementing the State’s transformational social equity initiatives while bringing RWB’s premium and trusted product lines to the Illinois market.”

Illinois Market Overview:

-Illinois population of 12.63 million2 consists of approximately 8 million legal-age residents and 100,000+ medical patients

-Current market size based on November’s combined medical and recreational sales is estimated to be US$1.25 billion

-Highest wholesale flower prices of any State; highest per dispensary sales of any State

-Only 21 cultivation/processing permits have been awarded; 21 permits controlled by only 14 companies

-Future permits will be “craft grower” permits limited to 5,000 ft2 of canopy and will not include a processing & manufacturing permit (must apply separately) constraining further supply

-Currently 70 Adult Use dispensaries open with state law allowing up to 500 locations

Deal Terms include:

•RWB to acquire the issued and outstanding shares of CCP for the issuance to CCP shareholders of up to 22 million common shares (with applicable resale restrictions) based on certain milestones, including the approval of the ownership transfer of the license and the approval, if sought, of the relocation of the license

•CCP has entered into definitive agreements to acquire the licensed Illinois THC Cultivation Center and related assets from the current operators for a purchase price that shall be satisfied through:

a.a cash payment US $16.25 million at closing, which will become due 45 days after the Department of Agriculture approves the ownership transfer of the license (anticipated for Q1 2021); and

b.US $16.25 million will come in the form of an 8%, interest only, 18 month note to the seller with US $8.75 million due within 30 days after the State’s approval for permit relocation.

Upon closing, CCP shall become a wholly owned subsidiary of the company. Closing of the above transactions are subject to a number of conditions that are typical for transactions of this

2 U.S. Census Bureau

nature, including all applicable regulatory approvals (including IDOA and the Canadian Securities Exchange).

Further details shall be provided at closing.

About Red White & Bloom Brands Inc.

The Company is positioning itself to be one of the top three multi-state cannabis operators active in the U.S. legal cannabis and hemp sector. RWB is predominantly focusing its investments on the major US markets, including Michigan, Illinois, Massachusetts, Arizona and California with respect to cannabis, and the US and internationally for hemp-based CBD products.

For more information about Red White & Bloom Brands Inc., please contact:

Tyler Troup, Managing Director
Circadian Group IR
IR@RedWhiteBloom.com

Visit us on the web: www.RedWhiteBloom.com

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  The forward-looking statements and information in this press release includes information relating to the proposed acquisition of CCP and CCP’s proposed acquisition of the THC Cultivation Center and related assets in the State of Illinois. There is no assurance that these transactions will be approved by IDOA or the CSE or that, if completed, that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.